# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMERICAS CARMART INC, CIK 0000799850
CUSIP: 03062T105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1805 NORTH 2ND STREET, SUITE 401, ROGERS, Arkansas (AR), 72756
Date of event which requires filing of this statement: 03/13/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001166152

## Reporting persons
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); sole voting power 599,949; shared voting power 0; sole dispositive power 599,949; shared dispositive power 0; aggregate amount beneficially owned 599,949 (7.2% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 599,949; sole dispositive power 0; shared dispositive power 599,949; aggregate amount beneficially owned 599,949 (7.2% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 599,949; sole dispositive power 0; shared dispositive power 599,949; aggregate amount beneficially owned 599,949 (7.2% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 599,949; sole dispositive power 0; shared dispositive power 599,949; aggregate amount beneficially owned 599,949 (7.2% of the class)
- FROHLICH PHIL: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 599,949; sole dispositive power 0; shared dispositive power 599,949; aggregate amount beneficially owned 599,949 (7.2% of the class)

## Item 1. Issuer
Name of issuer: AMERICAS CARMART INC
Address of issuer's principal executive offices: 1805 NORTH 2ND STREET, SUITE 401, ROGERS, ARKANSAS, 72756.

## Item 2. Person Filing
Name of person filing: Prescott Group Capital Management, L.L.C. ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P. ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P. ("Prescott Small Cap II" and, together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Aggressive Small Cap Master Fund, G.P. ("Master Fund") and Mr. Phil Frohlich (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104
Citizenship: Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. The Master Fund is an Oklahoma general partnership. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Each of the Reporting Persons is the beneficial owner of 599,949 shares of Common Stock, par value $0.01 per share ("Common Stock") of America's Car-Mart, Inc. (the "Issuer") as of the date hereof. The Reporting Persons first exceeded 5% on March 13, 2026, at which time they beneficially owned 443,078 shares of Common Stock of the Issuer, and subsequently increased the position to 599,949 shares of Common Stock of the Issuer as of the date hereof.

Such shares of Common Stock of the Issuer are held in the account of the Master Fund, of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of such shares of Common Stock. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of such shares of Common Stock.
Percent of class:
Each of the Reporting Persons is the beneficial owner of approximately 7.2% of the outstanding shares of Common Stock of the Issuer as of the date hereof. This percentage is determined by dividing 599,949 by 8,302,450, the number of shares of Common Stock outstanding as of March 9, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 12, 2026.

The Reporting Persons first exceeded 5% on March 13, 2026, at which time they beneficially owned 443,078 shares of Common Stock of the Issuer, and subsequently increased the position to 599,949 shares of Common Stock of the Issuer as of the date hereof.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99 - Joint Filing Agreement

## Signatures
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: /s/ Phil Frohlich, Phil Frohlich, Managing Member (04/16/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (04/16/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (04/16/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: /s/ Phil Frohlich, See Comments (04/16/2026)
- FROHLICH PHIL: /s/ Phil Frohlich, Phil Frohlich, Self (04/16/2026)
Comment: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of Prescott Group Aggressive Small Cap, L.P.